May 7, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC

RE:	TerreStar Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed March 31, 2008

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings of TerreStar Corporation (formerly known as Motient Corporation) (the “Company”), given in the Staff’s letter dated April 21, 2008 and per our conference call on May 2, 2008.  On behalf of the Company, I am writing to respond to the comments.  The bold, italicized, numbered paragraphs and headings below are taken from your comment letter, and or response to each such comment follows in plain text.

Annual Report filed on Form 10-K for the year ended December 31, 2007

Restatement to Liquidity and Capital Resources, pages 77-79

3.
In discussing your “principal short-term liquidity needs” and “principal long-term liquidity needs,” we note your statement that you have “identified in excess of $100 million of these contractual obligations that can be eliminated or deferred beyond 2008” and “$400 million of these contractual obligations that can be eliminated or deferred.”  Considering that much of your valuation is based on your operational potential, specifically your ability to start meeting the operational milestones set for the end of 2008, please disclose, in your next filing, which of the capital expenditures might be “eliminated or deferred.”

We plan to provide the following disclosure in our MD&A – Liquidity and Capital Resources as part of our Quarterly Report on Form 10-Q for the quarter ending March 31, 2008:

Our short-term liquidity needs are driven by our satellite system construction contracts, the development of terrestrial infrastructure and networks, and the design and development of our handset and chipset. As of March 31, 2008, we had contractual obligations of $225 million due within one year, consisting of approximately $163 million related to our satellite system, $54 million related our handset, chipset, and terrestrial network, and $7 million for operating leases. In addition, we expect to spend between $40 and $50 million to obtain satellite launch insurance prior to the launch of our TerreStar-1 Satellite. Our contractual obligations as of March 31, 2008 due within one year have decreased by approximately $100 million as compared to our anticipated contractual obligations due within one year as of December 31, 2007. We have deferred the deployment of portions of our terrestrial network build and ended one of our contractual commitments related to the Radio Access Network (RAN) construction. We removed these contractual commitments from our table as of March 31, 2008, but we may elect to restart them in the future under new contracts. Beyond twelve months, we may delay implementation of portions of the city-by-city construction of our terrestrial RAN network and delay delivery of related equipment, thereby deferring some of these contractual commitments. In addition, we may defer portions of the future handset and chipset development projects which relate to second and third generation versions.

The Company hereby acknowledges and agrees that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (703) 483-7803 if you have further questions.

Sincerely,

/s/ Neil L. Hazard
Neil L. Hazard
Chief Financial Officer
TerreStar Corporation